Exhibit 3.7

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF DESIGNATION OF

CLASS B CONVERTIBLE PREFERRED STOCK OF LIMITLESS X HOLDINGS INC.,

a Delaware corporation

Limitless X Holdings Inc., (the “Company”) a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), does hereby certify that the following resolution was duly adopted by the Board of Directors (the “Board”) of the Company with the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, having been fixed by the Board pursuant to the authority granted to it under Article IV of the Company’s Amended and Restated Certificate of Incorporation, as amended (the A&R Certificate”) and in accordance with the provisions of Section 151 oftheDGCL:

WHEREAS, the Company has 30,000,000 shares of Preferred Stock authorized, 500,000 of which have been designated as Class A Convertible Preferred Stock and 5,000,000 which have been designated as Class B Convertible Preferred Stock.

RESOLVED, that Section 1 of the Certificate of Designation of Class B Convertible Preferred Stock be deleted in its entirety and that the following paragraph be inserted in lieu thereof:

“Section 1. Designation and Amount. The shares of the Class of Convertible Preferred Stock hereby and herein created shall have a par value of $0.0001 per share and shall be designated as Class B Convertible Preferred Stock (the “Class B Convertible Preferred Stock”) and the number of shares constituting the Class B Convertible Preferred Stock shall be 11,000,000.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Designation on November 8, 2023.

/s/ Jaspreet Mathur
By:	Jaspreet Mathur
Its:	Chief Executive Officer